Exhibit 99.1

COLLIERS INTERNATIONAL

GROUP INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

First Quarter

March 31, 2020

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

(in thousands of US dollars, except per share amounts)

	Three months
	ended March 31
	2020	2019

Revenues (note 17)	$630,628	$635,123

Cost of revenues (exclusive of depreciation and
amortization shown below)	416,358	421,349
Selling, general and administrative expenses	168,092	173,073
Depreciation	8,878	7,948
Amortization of intangible assets	16,013	14,720
Acquisition-related items (note 6)	2,750	4,635
Operating earnings	18,537	13,398

Interest expense, net	7,585	7,221
Other income, net (note 7)	(704)	(501)
Earnings before income tax	11,656	6,678
Income tax expense (note 15)	5,198	1,215
Net earnings	6,458	5,463

Non-controlling interest share of earnings	3,377	1,244
Non-controlling interest redemption increment (note 12)	(1,505)	2,757

Net earnings attributable to Company	$4,586	$1,462

Net earnings per common share (note 13)
Basic	$0.12	$0.04
Diluted	$0.11	$0.04

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

(Unaudited)

(in thousands of US dollars)

	Three months
	ended March 31
	2020	2019

Net earnings	$6,458	$5,463

Foreign currency translation (loss) / gain	(16,389)	1,892
Unrealized loss on interest rate swaps, net of tax	(4,225)	(942)
Pension liability adjustments, net of tax	-	(25)
Comprehensive (loss) / earnings	(14,156)	6,388

Less: Comprehensive earnings attributable to non-controlling
interests	6,805	5,396

Comprehensive (loss) / earnings attributable to Company	$(20,961)	$992

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of US dollars)

	March 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	$103,090	$114,993
Accounts receivable, net of allowance of $17,609 (December 31, 2019 -
$9,131)	310,735	393,945
Contract assets (note 17)	43,495	42,772
Income tax recoverable	10,141	10,435
Prepaid expenses and other current assets	139,800	145,171
Real estate assets held for sale (note 5)	19,874	10,741
	627,135	718,057

Other receivables	16,913	16,678
Contract assets (note 17)	5,832	6,162
Other assets	66,318	69,510
Fixed assets	103,183	107,197
Operating lease right-of-use assets	248,545	263,639
Deferred income tax, net	43,667	37,420
Intangible assets	458,090	477,454
Goodwill	932,665	949,221
Real estate assets held for sale (note 5)	233,484	247,376
	2,108,697	2,174,657
	$2,735,832	$2,892,714

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued expenses	$215,986	$261,910
Accrued compensation	319,804	495,374
Income tax payable	16,333	15,756
Contract liabilities (note 17)	20,969	24,133
Long-term debt - current (note 8)	3,688	4,223
Contingent acquisition consideration - current (note 11)	7,620	16,813
Operating lease liabilities	65,236	69,866
Liabilities related to real estate assets held for sale (note 5)	42,723	36,191
	692,359	924,266

Long-term debt - non-current (note 8)	737,492	607,181
Contingent acquisition consideration (note 11)	62,334	68,180
Operating lease liabilities	219,536	229,224
Other liabilities	32,884	31,693
Deferred income tax, net	25,277	28,018
Liabilities related to real estate assets held for sale (note 5)	119,994	127,703
	1,197,517	1,091,999
Redeemable non-controlling interests (note 12)	349,551	359,150

Shareholders' equity
Common shares	444,958	442,153
Contributed surplus	62,092	60,706
Retained earnings	78,943	77,181
Accumulated other comprehensive loss	(92,711)	(67,164)
Total Company shareholders' equity	493,282	512,876

Non-controlling interests	3,123	4,423
Total shareholders' equity	496,405	517,299
	$2,735,832	$2,892,714

Commitments and subsequent events (note 16 and note 19)

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and			Retained	other	Non-	Total
	outstanding		Contributed	earnings	comprehensive	controlling	shareholders'
	shares	Amount	surplus	(deficit)	loss	interests	equity

Balance, December 31, 2019	39,845,211	$442,153	$60,706	$77,181	$(67,164)	$4,423	$517,299

Cumulative effect adjustment:
Current expected credit
losses, net of tax (note 3)	-	-	-	(2,824)	-	-	(2,824)
Net earnings	-	-	-	6,458	-	-	6,458
Foreign currency translation loss	-	-	-	-	(16,389)	-	(16,389)
Unrealized loss on interest rate
swaps, net of tax	-	-	-	-	(4,225)	-	(4,225)
Other comprehensive earnings
attributable to NCI	-	-	-	-	(4,933)	(571)	(5,504)
NCI share of earnings	-	-	-	(3,377)	-	157	(3,220)
NCI redemption increment	-	-	-	1,505	-	-	1,505
Distributions to NCI	-	-	-	-	-	(834)	(834)
Acquisition of businesses, net	-	-	-	-	-	(52)	(52)

Subsidiaries’ equity transactions	-	-	(333)	-	-	-	(333)

Subordinate Voting Shares:
Stock option expense	-	-	2,253	-	-	-	2,253
Stock options exercised	56,350	2,805	(534)	-	-	-	2,271
Balance, March 31, 2020	39,901,561	$444,958	$62,092	$78,943	$(92,711)	$3,123	$496,405

	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity

Balance, December 31, 2018	39,213,136	$415,805	$54,717	$(21,751)	$(61,218)	$4,420	$391,973

Net earnings	-	-	-	5,463	-	-	5,463
net of tax	-	-	-	-	(25)	-	(25)
Foreign currency translation gain	-	-	-	-	1,892	-	1,892
Unrealized loss on interest rate
swaps, net of tax	-	-	-	-	(942)	-	(942)
Other comprehensive earnings
attributable to NCI	-	-	-	-	(1,395)	58	(1,337)
NCI share of earnings	-	-	-	(1,244)	-	478	(766)
NCI redemption increment	-	-	-	(2,757)	-	-	(2,757)
Distributions to NCI	-	-	-	-	-	(979)	(979)
Acquisition of businesses, net	-	-	-	-	-	(176)	(176)

Subsidiaries’ equity transactions	-	-	390	-	-	-	390

Subordinate Voting Shares:
Stock option expense	-	-	2,831	-	-	-	2,831
Stock options exercised	269,675	10,651	(1,672)	-	-	-	8,979
Balance, March 31, 2019	39,482,811	$426,456	$56,266	$(20,289)	$(61,688)	$3,801	$404,546

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars)

	Three months
	ended March 31
	2020	2019

Cash provided by (used in)

Operating activities
Net earnings	$6,458	$5,463

Items not affecting cash:
Depreciation and amortization	24,891	22,668
Deferred income tax	(7,158)	(4,019)
Earnings from equity method investments (note 7)	(555)	(366)
Stock option expense (note 14)	2,253	2,831
Allowance for credit losses	3,619	1,106
Amortization of advisor loans	5,001	5,032
Contingent consideration	1,002	3,512
Other	2,120	2,813

Net changes from operating assets / liabilities
Accounts receivable	60,941	43,336
Contract assets	(2,463)	5,070
Prepaid expenses and other assets	1,359	(8,258)
Accounts payable and accrued expenses	(26,194)	(33,667)
Accrued compensation	(163,406)	(137,590)
Income tax payable	340	(10,315)
Contract liabilities	(1,912)	(8,146)
Other liabilities	(993)	4,447

Contingent acquisition consideration paid	(14,330)	(112)
Sale proceeds from AR Facility, net of repurchases (note 9)	(11,009)	-
Net cash used in operating activities	(120,036)	(106,195)

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(3,101)	(13,244)
Purchases of fixed assets	(8,739)	(10,379)
Advisor loans issued	(3,590)	(4,906)
Cash collections of AR facility deferred purchase price (note 9)	11,390	-
Other investing activities	5,498	(4,293)
Net cash provided by (used in) investing activities	1,458	(32,822)

Financing activities
Increase in long-term debt	240,409	218,481
Repayment of long-term debt	(97,263)	(83,587)
Purchases of subsidiary shares from non-controlling interests	(4,676)	(3,043)
Sale of interests in subsidiaries to non-controlling interests	-	339
Contingent acquisition consideration paid	(10,743)	(4,015)
Proceeds received on exercise of stock options	2,270	8,979
Dividends paid to common shareholders	(1,992)	(1,961)
Distributions paid to non-controlling interests	(7,693)	(6,194)
Financing fees paid	-	(20)
Net cash provided by financing activities	120,312	128,979

Effect of exchange rate changes on cash	(13,637)	353

Decrease in cash and cash equivalents	(11,903)	(9,685)

Cash and cash equivalents, beginning of period	114,993	127,032

Cash and cash equivalents, end of period	$103,090	$117,347

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(in thousands of US dollars, except share and per share amounts)

1.	Description of the business

Colliers International Group Inc. (“Colliers” or the “Company”) provides commercial real estate services to corporate and institutional clients in 36 countries around the world (68 countries including affiliates and franchisees). Colliers’ primary services are Outsourcing and Advisory services, Lease Brokerage, Sales Brokerage and Investment Management. Operationally, Colliers is organized into four distinct segments: Americas; Europe, Middle East and Africa (“EMEA”); Asia and Australasia (“Asia Pacific”) and Investment Management.

2.	Summary of presentation

These unaudited Interim Consolidated Financial Statements (the “Financial Statements”) have been prepared by the Company in accordance with disclosure requirements for the presentation of interim financial information. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although management believes that the disclosures are adequate to make the information not misleading. These Financial Statements should be read in conjunction with the audited consolidated financial statements of Colliers for the year ended December 31, 2019.

In the opinion of management, the Financial Statements contain all adjustments necessary to a fair statement of the financial position of the Company as at March 31, 2020 and the results of operations and its cash flows for the three month period ended March 31, 2020 and 2019. All such adjustments are of a normal recurring nature. The results of operations for the three month period ended March 31, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020.

These Financial Statements follow the same accounting policies as the most recent audited consolidated financial statements of Colliers, except as noted in note 3. The new accounting policy related to the allowance for credit losses is shown below.

Receivables and allowance for doubtful accounts

Accounts receivable are recorded when the Company has a right to payment within customary payment terms or it recognizes a contract asset if revenue is recognized prior to when payment is due. From the point of initial recognition, the carrying value of such receivables and contract assets, net of allowance for doubtful accounts, represents their estimated net realizable value after deducting for potential credit losses. The Company’s expected loss allowance methodology uses historical collection experience, the current status of customers’ accounts receivable and considers both current and expected future economic and market conditions. Due to the short-term nature of such receivables, the estimate of accounts receivable that may be collected is based on the aging of the receivable balances and the financial condition of customers. Additionally, specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default. The allowances are then reviewed on a quarterly basis to ensure that they are appropriate. After all collection efforts have been exhausted by management, the outstanding balance considered not collectible is written off against the allowance. In providing for credit losses as at March 31, 2020, the Company considered the current and expected future economic and market conditions surrounding the novel coronavirus (“COVID-19”) pandemic and determined to adjust its historical loss rates for the increased credit risk with an associated credit loss expense included in Selling, general and administrative expenses.

In some cases, the Company may record a receivable or a contract asset which corresponds with payables which the Company is only obligated to pay upon collection of the receivable (“Reimbursable receivables”). These receivables correspond with commissions payable, payables to facilitate collection from the customer and make payments to subcontractors or relate to collection from tenants for payment to the landlord. These corresponding payables are typically satisfied on a pay-when-paid basis. In relation to Reimbursable receivables, an allowance is only recorded to the extent that the Company will incur credit losses.

Goodwill and intangible assets

The impact of the COVID-19 pandemic, with its combined health toll and sharp decline in global economic output, is unprecedented and the full extent of the impact will depend on future developments. These developments are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning its severity, its duration and actions by government authorities to contain the outbreak or manage its impact.

As a result of the changes in the current economic environment related to the COVID-19 pandemic, management has performed asset impairment testing across the Company’s reporting units. Management has concluded that no impairment loss is required to be recognized as of March 31, 2020. The testing considered a range of scenarios, but is subject to significant estimation uncertainty given the factors noted above. If there are future adverse developments, impairment losses may be required to be recognized.

3.	Impact of recently issued accounting standards

Recently adopted accounting guidance

Current Expected Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses. This ASU creates a new framework to evaluate financial instruments, such as trade receivables, for expected credit losses. This new framework replaces the previous incurred loss approach and is expected to result in more timely recognition of credit losses.

The Company has adopted Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments effective January 1, 2020 using the modified retrospective basis recording a cumulative catch-up adjustment to retained earnings. Following adoption of the standard, the Company’s methodology of reserving for Accounts receivable and other receivable-related financial assets, including contract assets has changed. See note 2 for details on the significant accounting policies related to receivables and allowance for doubtful accounts. The adoption of the standard has had the impact of accelerating the recognition of credit losses on certain receivables and the Company recognized a non-cash cumulative catch-up adjustment to retained earnings in the amount of $3,629, net of $805 in taxes, on the opening consolidated balance sheet as of January 1, 2020.

Goodwill impairment testing

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other: Simplifying the Accounting for Goodwill Impairment to remove Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under this guidance, a goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The Company has adopted the standard effective January 1, 2020. Adoption of the ASU simplifies the goodwill impairment testing process for the Company without any direct impact on the financial statements.

Capitalization of implementation costs in relation to hosting arrangements

In August 2018, the FASB issued ASU No. 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40). This ASU aligns the capitalizing of implementation costs incurred in relation to a hosting arrangement with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. It also requires these capitalized costs to be expensed over the term of the hosting arrangement and to the same line as the hosting arrangement. As this ASU clarifies the previously existing ambiguity related to capitalization, it was determined that the guidance under the ASU is consistent with the Company’s existing capitalization process for development costs as relate to hosting arrangements without any impact on the financial statements.

Recently issued accounting guidance, not yet adopted

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. With LIBOR ceasing at the end of 2021, a significant volume of contracts and other arrangements will be impacted by the transition required to alternative reference rates. This ASU provides optional expedients and exceptions to reduce the costs and complexity of applying existing GAAP to contract modifications and hedge accounting if certain criteria are met. The standard is effective from the beginning of an interim period that includes the March 12, 2020 issuance date of the ASU through December 31, 2022. On March 25, 2020, the Alternative Reference Rates Committee (the “ARRC”), which is group of private-market participants convened by the Federal Reserve Board and the New York Fed, reiterated the end of 2021 timeline for the phase out of LIBOR amid the uncertainty surrounding the COVID-19 pandemic. The Company is currently assessing the options available under this ASU and their potential impacts on its consolidated financial statements.

4.	Acquisitions

During the three months ended March 31, 2020, the Company acquired a controlling interest in the Colliers International affiliate operating in the Americas (Austin, Texas). The acquisition date fair value of consideration transferred consisted of $3,101 in cash (net of cash acquired of $754). The Company acquired ($19) of net assets, excluding cash, and recognized goodwill of $1,560 and intangible assets of $1,560 in its preliminary purchase price allocation.

During the three months ended March 31, 2019, the Company acquired controlling interests in one business for cash consideration of $12,746 (net of cash acquired of $3,158).

The Company typically structures its business acquisitions to include contingent consideration. Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to five-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period. If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at March 31, 2020 was $69,954 (December 31, 2019 - $84,992) See note 11 for discussion on the fair value of contingent consideration. Contingent consideration with a compensatory element is revalued at each reporting period and recognized on a straight-line basis over the term of the contingent consideration arrangement. The liability recorded on the balance sheet for the compensatory element of contingent consideration arrangements as at March 31, 2020 was $13,320 (December 31, 2019 - $23,014). The estimated range of outcomes (undiscounted) for all contingent consideration arrangements, including those with an element of compensation is determined based on the formula price and the likelihood of achieving specified earnings levels over the contingency period, and ranges from $139,343 to a maximum of $163,626. These contingencies will expire during the period extending to December 2023.

5.	Real estate assets held for sale

In December 2019, the Company’s Investment Management segment acquired a controlling interest in a portfolio of real estate assets (the “Portfolio”) from an unrelated party. The acquisition was accounted for by the acquisition method of accounting for asset purchases that do not constitute the acquisition of a business. The Portfolio consists of land and buildings located in the United Kingdom and associated liabilities. The Portfolio was acquired in connection with the establishment of a new closed-end Investment Management fund (the “Fund”). The Company expects to sell the Portfolio to the Fund, without gain or loss, during the second quarter of 2020.

The Fund will be managed by the Company and as is customary for closed-end funds, the Company will have a limited partner equity interest of between 1% and 2%.

During the three months ended March 31, 2020, the Portfolio generated $1,936 of net earnings which was included in Company’s consolidated net earnings. The following table summarizes the real estate assets and associated liabilities held for sale as at March 31, 2020.

2020

Real estate assets held for sale
Real estate assets held for sale - current	$19,874
Real estate assets held for sale - non-current	233,484
Total real estate assets held for sale	$253,358

Liabilities related to real estate assets held for sale
Liabilities related to real estate assets held for sale - current	$42,723
Liabilities related to real estate assets held for sale - non-current	119,994
Total liabilities related to real estate assets held for sale	$162,717

Total net real estate assets held for sale	$90,641

6.	Acquisition-related items

Acquisition-related expense comprises the following:

	Three months ended
	March 31
	2020	2019

Transaction costs	$1,748	$1,123
Contingent consideration fair value adjustments	(509)	428
Contingent consideration compensation expense	1,511	3,084
	$2,750	$4,635

7.	Other income, net

	Three months ended
	March 31
	2020	2019

Gain on investments	$(33)	$(176)
Fair value adjustment on AR facility deferred purchase price	8	-
Equity earnings from non-consolidated investments	(555)	(366)
Other	(124)	41
	$(704)	$(501)

8.	Long-term debt

The Company has a multi-currency senior unsecured revolving credit facility (the “Revolving Credit Facility”) of $1,000,000. The Revolving Credit Facility has a 5-year term ending April 30, 2024 and bears interest at an applicable margin of 1.25% to 2.50% over floating reference rates, depending on financial leverage ratios. The weighted average interest rate at March 31, 2020 was 2.8% (2019 – 3.7%). The Revolving Credit Facility had $477,979 of available un-drawn credit as at March 31, 2020. As of March 31, 2020, letters of credit in the amount of $11,314 were outstanding ($9,836 as at December 31, 2019). The Revolving Credit Facility requires a commitment fee of 0.25% to 0.5% of the unused portion, depending on certain leverage ratios. At any time during the term, the Company has the right to increase the Revolving Credit Facility by up to $250,000 on the same terms and conditions.

The Company has outstanding €210,000 of senior unsecured notes with a fixed interest rate of 2.23% (the “Senior Notes”), which are held by a group of institutional investors. The Senior Notes have a 10-year term ending May 30, 2028.

The Revolving Credit Facility and the Senior Notes rank equally in terms of seniority and have similar financial covenants. The Company is required to maintain financial covenants including leverage and interest coverage. The Company was in compliance with these covenants as of March 31, 2020. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

9.	AR Facility

On April 12, 2019, the Company established a structured accounts receivable facility (the “AR Facility”) with committed availability of $125,000 and an initial term of 364 days, unless extended or an earlier termination event occurs. (See note 19 for subsequent events related to the AR Facility.) Under the AR Facility, certain of the Company's subsidiaries continuously sell trade accounts receivable and contract assets (the “Receivables”) to wholly owned special purpose entities at fair market value. The special purpose entities then sell 100% of the Receivables to a third-party financial institution (the “Purchaser”). Although the special purpose entities are wholly owned subsidiaries of the Company, they are separate legal entities with their own separate creditors who will be entitled, upon their liquidation, to be satisfied out of their assets prior to any assets or value in such special purpose entities becoming available to their equity holders and their assets are not available to pay other creditors of the Company. As of March 31, 2020, the Company had drawn $113,842 under the AR Facility.

All transactions under the AR Facility are accounted for as a true sale in accordance with ASC 860, Transfers and Servicing (“ASC 860”). Following the sale and transfer of the Receivables to the Purchaser, the Receivables are legally isolated from the Company and its subsidiaries, and the Company sells, conveys, transfers and assigns to the Purchaser all its rights, title and interest in the Receivables. Receivables sold are derecognized from the consolidated balance sheet. The Company continues to service, administer and collect the Receivables on behalf of the Purchaser, and recognizes a servicing liability in accordance with ASC 860. The Company has elected the amortization method for subsequent measurement of the servicing liability, which is assessed for impairment or increased obligation at each reporting date. As of March 31, 2020, the servicing liability was nil.

Under the AR Facility, the Company receives a cash payment and a deferred purchase price (“Deferred Purchase Price” or “DPP”) for sold Receivables. The DPP is paid to the Company in cash on behalf of the Purchaser as the Receivables are collected; however, due to the revolving nature of the AR Facility, cash collected from the Company's customers is reinvested by the Purchaser monthly in new Receivable purchases under the AR Facility. For the three months ending March 31, 2020, Receivables sold under the AR Facility were $323,524 and cash collections from customers on Receivables sold were $332,949, all of which were reinvested in new Receivables purchases and are included in cash flows from operating activities in the consolidated statement of cash flows. As of March 31, 2020, the outstanding principal on trade accounts receivable, net of Allowance for Doubtful Accounts, sold under the AR Facility was $107,962; and the outstanding principal on contract assets, current and non-current, sold under the AR Facility was $74,491. See note 11 for fair value information on the DPP.

For the three months ended March 31, 2020, the Company recognized a loss related to Receivables sold of $8 that was recorded in other expense in the consolidated statement of earnings. Based on the Company’s collection history, the fair value of the Receivables sold subsequent to the initial sale approximates carrying value.

The non-cash investing activities associated with the DPP for the three months ended March 31, 2020 were $17,100.

10.	Variable interest entities

The Company holds variable interests in certain Variable Interest Entities (“VIE”) in its Investment Management segment which are not consolidated as it was determined that the Company is not the primary beneficiary. The Company’s involvement with these entities is in the form of fee arrangements and equity co-investments (typically 1%-2%).

The following table provides the maximum exposure to loss related to these non-consolidated VIEs:

	March 31, 2020	December 31, 2019

Investments in unconsolidated subsidiaries	$2,681	$1,981
Co-investment commitments	17,310	7,969
Maximum exposure to loss	$19,991	$9,950

11.	Fair value measurements

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of March 31, 2020:

	Carrying value at	Fair value measurements
	March 31, 2020	Level 1	Level 2	Level 3

Assets
Deferred Purchase Price on AR Facility	$69,482	$-	$-	$69,482
Investments in equity securities	$3,893	$3,893	$-	$-

Liabilities
Contingent consideration liability	$69,954	$-	$-	$69,954
Interest rate swap liability	10,363	-	10,363	-

The Company recorded a DPP under its AR Facility. The DPP represents the difference between the fair value of the Receivables sold and the cash purchase price and is recognized at fair value as part of the sale transaction. The DPP is remeasured each reporting period in order to account for activity during the period, including the seller’s interest in any newly transferred Receivables, collections on previously transferred Receivables attributable to the DPP and changes in estimates for credit losses. Changes in the DPP attributed to changes in estimates for credit losses are expected to be immaterial, as the underlying Receivables are short-term and of high credit quality. The DPP is valued using Level 3 inputs, primarily discounted cash flows, with the significant inputs being discount rates ranging from 2.5% to 4.0% depending upon the aging of the Receivables. See note 9 for information on the AR Facility.

2020
Balance, January 1	$69,873
Additions to DPP	12,537
Collections on DPP	(11,390)
Fair value adjustment	(8)
Foreign exchange and other	(1,530)
Balance, March 31	$69,482

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 3.5% to 8.5%, with a weighted average of 5%). The wide range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is data point concentration at the 3.8% and 8.5% levels. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $2,400.

Changes in the fair value of the contingent consideration liability comprises the following:

2020
Balance, January 1	$84,992
Amounts recognized on acquisitions	-
Fair value adjustments (note 6)	(509)
Resolved and settled in cash	(14,271)
Other	(258)
Balance, March 31	$69,954

Less: current portion	$7,620
Non-current portion	$62,334

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The inputs to the measurement of the fair value of non-current receivables, advisor loans and long-term debt are Level 3 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates.

The following are estimates of the fair values for other financial instruments:

	March 31, 2020		December 31, 2019
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$16,913	$16,913	$16,678	$16,678
Advisor loans receivable (non-current)	45,181	45,181	48,283	48,283
Long-term debt (non-current)	506,822	506,822	372,281	372,281
Senior Notes	230,670	215,055	234,901	254,858

Other receivables include notes receivable from non-controlling interests and non-current income tax recoverable.

12.	Redeemable non-controlling interests

The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2020

Balance, January 1	$359,150
RNCI share of earnings	3,219
RNCI redemption increment	(1,505)
Distributions paid to RNCI	(7,021)
Purchase of interests from RNCI, net	(4,292)
Balance, March 31	$349,551

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the RNCI at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of March 31, 2020 was $324,476 (December 31, 2019 - $333,064). The redemption amount is lower than that recorded on the balance sheet as the formula price of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at March 31, 2020, approximately 5,100,000 such shares would be issued.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

13.	Net earnings per common share

Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position.

The following table reconciles the basic and diluted common shares outstanding:

	Three months ended
(in thousands)	March 31
	2020	2019

Basic shares	39,874	39,298
Assumed exercise of Company stock options	293	517
Diluted shares	40,167	39,815

14.	Stock-based compensation

The Company has a stock option plan for certain officers, key full-time employees and directors of the Company and its subsidiaries, other than its Chairman & CEO who has a Long Term Arrangement as described in note 16. Options are granted at the market price for the underlying shares on the day immediately prior to the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at March 31, 2020, there were 875,250 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards.

There were 10,000 stock options granted during the three months ended March 31, 2020 (2019 - 490,000). Stock option activity for the three months ended March 31, 2020 was as follows:

			Weighted average
		Weighted	remaining	Aggregate
	Number of	average	contractual life	intrinsic
	options	exercise price	(years)	value
Shares issuable under options -
December 31, 2019	2,001,600	$58.96
Granted	10,000	87.54
Exercised	(56,350)	40.29
Shares issuable under options -
March 31, 2020	1,955,250	$59.64	3.0	$5,462
Options exercisable - March 31,2020	526,625	$38.31	1.2	$5,110

The amount of compensation expense recorded in the statement of earnings for the three months ended March 31, 2020 was $2,253 (2019 - $2,831). As of March 31, 2020, there was $12,057 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years. During the three month period ended March 31, 2020, the fair value of options vested was $4,202 (2019 - $4,541).

15.	Income tax

The provision for income tax for the three months ended March 31, 2020 reflected an effective tax rate of 44.6% (2019 - 18.2%) relative to the combined statutory rate of approximately 26.5% (2019 - 26.5%). The current year’s rate was impacted by the reversal of a $2,030 tax benefit related to a cross-border financing structure pursuant to a change in tax law applied retroactively to 2019.

16.	Commitments and contingencies

(a) Purchase commitments

In December 2019, the Company entered into an agreement to acquire a controlling interest in four subsidiaries of Dougherty Financial Group LLC – Dougherty Mortgage LLC, Dougherty & Company LLC, Dougherty Funding LLC and Dougherty Insurance Agency LLC. On March 9, 2020, the Company entered into an agreement to acquire a controlling interest in Maser Consulting P.A. It is expected that the acquisitions will be accounted for using the acquisition method of accounting for business combinations. The transactions are expected to close in 2020, subject to applicable closing conditions including regulatory approval and closing adjustments, for an aggregate cash purchase price of $234,800.

(b) Contingencies

In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

Pursuant to an agreement approved in February 2004 and restated on June 1, 2015 (the “Long Term Arrangement”), the Company agreed that it will make payments to Jay S. Hennick, its Chairman & Chief Executive Officer (“CEO”), that are contingent upon the arm’s length acquisition of control of the Company or upon a distribution of the Company’s assets to shareholders. The payment amounts will be determined with reference to the price per Subordinate Voting Share received by shareholders upon an arm’s length sale or upon a distribution of assets. The right to receive the payments may be transferred among members of the Chairman & CEO’s family, their holding companies and trusts. The agreement provides for the Chairman & CEO to receive each of the following two payments. The first payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale and (ii) the per share consideration received by holders of Subordinate and Multiple Voting Shares minus a base price of C$3.324. The second payment is an amount equal to 5% of the product of (i) the total number of shares outstanding on a fully diluted basis at the time of the sale and (ii) the per share consideration received by holders of Subordinate Voting Shares minus a base price of C$6.472. Assuming an arm’s length acquisition of control of the Company took place on March 31, 2020, the amount required to be paid to the Chairman & CEO, based on a market price of C$67.32 per Subordinate Voting Share, would be US$179,207.

17.	Revenue from contracts with customers

Disaggregated revenue

Colliers has disaggregated its revenue from contracts with customers by type of service and region as presented in the following table.

OPERATING SEGMENT REVENUES

			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended March 31

2020
Lease brokerage	$128,367	$21,057	$15,086	$-	$-	$164,510
Sales brokerage	94,241	31,937	16,825	-	-	143,003
Property management	68,181	16,076	34,596	-	-	118,853
Valuation and advisory	41,882	21,726	13,033	-	-	76,641
Project management	31,636	25,168	15,015	-	-	71,819
IM - Advisory	-	-	-	39,691	-	39,691
IM - Incentive Fees	-	-	-	2,260	-	2,260
IM - Transaction and Other	-	-	-	3,874	-	3,874
Other	5,683	1,118	2,879	-	297	9,977
Total Revenue	$369,990	$117,082	$97,434	$45,825	$297	$630,628

2019
Lease brokerage	$139,788	$21,704	$20,291	$-	$-	$181,783
Sales brokerage	86,603	32,225	33,037	-	-	151,865
Property management	63,796	19,149	35,005	-	-	117,950
Valuation and advisory	35,752	19,055	13,839	-	-	68,646
Project management	28,409	27,111	8,379	-	-	63,899
IM - Advisory	-	-	-	31,430	-	31,430
IM - Incentive Fees	-	-	-	11,187	-	11,187
IM - Transaction and Other	-	-	-	474	-	474
Other	4,477	1,220	1,766	-	426	7,889
Total Revenue	$358,825	$120,464	$112,317	$43,091	$426	$635,123

Contract balances

As at March 31, 2020, the Company had contract assets totaling $49,327 of which $43,495 was current ($48,934 as at December 31, 2019 - of which $42,772 was current). During the three months ended March 31, 2020, approximately 55% of the current contract assets were moved to accounts receivable or sold under the AR Facility (Note 9).

As at March 31, 2020, the Company had contract liabilities (all current) totaling $20,969 ($24,133 as at December 31, 2019). Revenue recognized for the three months ended March 31, 2020 totaled $18,105 (2019 - $23,046) that was included in the contract liability balance at the beginning of the year.

Certain constrained brokerage fees, outsourcing and advisory fees and investment management fees may arise from services that began in a prior reporting period. Consequently, a portion of the fees the Company recognizes in the current period may be partially related to the services performed in prior periods. Typically, less than 5% of brokerage revenue recognized in a period had previously been constrained and substantially all investment management incentive fees, including carried interest, recognized in the period were previously constrained.

18.	Segmented information

Operating segments

Colliers identified four reportable operating segments. Three segments are grouped geographically into Americas, Asia Pacific and EMEA. The Investment Management segment operates in the Americas and EMEA. The groupings are based on the manner in which the segments are managed. Management assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. Corporate includes the costs of global administrative functions and the corporate head office

OPERATING SEGMENTS

			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended March 31

2020
Revenues	$369,990	$117,082	$97,434	$45,825	$297	$630,628
Depreciation and amortization	8,070	5,443	3,603	6,635	1,140	24,891
Operating earnings (loss)	22,709	(13,451)	1,228	11,778	(3,727)	18,537

2019
Revenues	$358,825	$120,464	$112,317	$43,091	$426	$635,123
Depreciation and amortization	8,260	5,582	1,458	6,610	758	22,668
Operating earnings (loss)	16,169	(10,146)	9,216	3,637	(5,478)	13,398

Geographic information

Revenues in each geographic region are reported by customer locations.

GEOGRAPHIC INFORMATION

	Three months ended
	March 31
	2020	2019

United States
Revenues	$317,079	$312,042
Total long-lived assets	1,053,410	1,086,766

Canada
Revenues	$81,196	$74,148
Total long-lived assets	82,967	88,961

Euro currency countries
Revenues	$68,332	$72,155
Total long-lived assets	284,162	299,865

Australia
Revenues	$38,883	$43,405
Total long-lived assets	72,492	84,860

United Kingdom
Revenues	$29,723	$31,521
Total long-lived assets	78,782	88,029

Other
Revenues	$95,415	$101,852
Total long-lived assets	170,671	113,055

Consolidated
Revenues	$630,628	$635,123
Total long-lived assets	1,742,484	1,761,536

19.	Subsequent event

On April 27, 2020, the Company renewed its AR Facility with a third-party financial institution. The AR Facility has committed availability of $125,000 with a term of 364 days extending to April 26, 2021 and includes selected US and Canadian trade accounts receivable.

COLLIERS INTERNATIONAL GROUP INC.

Management’s discussion and analysis

For the three months ended March 31, 2020

(in US dollars)

May 1, 2020

The following management’s discussion and analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Colliers International Group Inc. (“we,” “us,” “our,” the “Company” or “Colliers”) for the three month period ended March 31, 2020 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2019. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three month period ended March 31, 2020 and up to and including May 1, 2020.

Additional information about the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A includes references to “adjusted EBITDA” and “adjusted EPS”, which are financial measures that are not calculated in accordance with GAAP. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures”.

Consolidated review

Our consolidated revenues for the first quarter ended March 31, 2020 were $630.6 million, a decrease of 1% versus the prior year quarter (up 1% in local currency), primarily due to the initial impact of the COVID-19 pandemic on our brokerage operations in the Asia Pacific region early in the quarter and later in the quarter on our operations in other regions. Diluted net earnings per common share were $0.11, up from $0.04 in the prior year with the increase attributable to improved margin performance and a reversal in non-controlling interest redemption increment stemming from translation of our non-US dollar denominated controlling interests. Adjusted earnings per share, which excludes the non-controlling interest redemption increment and amortization of intangible assets (see “Reconciliation of non-GAAP financial measures” below) for the first quarter of 2020 were $0.54, up 6% from $0.51 in the prior year quarter. Adjusted earnings per share and GAAP net earnings per share for the quarter ended March 31, 2020 would have been approximately $0.02 higher excluding the impact of changes in foreign exchange rate.

On January 16, 2020, we completed the acquisition of our Colliers International affiliate in Austin, Texas.

On March 9, 2020, we entered into an agreement to acquire a controlling interest in Maser Consulting P.A. (“Maser”), a leading multi-disciplinary engineering design and consulting firm in the U.S. The transaction is expected to close in 2020, subject to applicable closing conditions including regulatory approvals and closing adjustments.

In December 2019, the Company entered into an agreement to acquire a controlling interest in four subsidiaries of Dougherty Financial Group LLC – Dougherty Mortgage LLC, Dougherty & Company LLC, Dougherty Funding LLC and Dougherty Insurance Agency LLC (“Dougherty”). The transaction is expected to close in 2020, subject to applicable closing conditions including regulatory approvals and closing adjustments.

On April 27, 2020, we renewed and extended our structured accounts receivable facility (the “AR Facility”) with a third-party financial institution. The AR Facility has committed availability of $125,000 with a term of 364 days extending to April 26, 2021 and includes selected US and Canadian trade accounts receivable (the “Receivables”).

For the quarter ended March 31, 2020, local currency revenue growth was led by strong performance in Outsourcing & Advisory and Investment Management.

	Three months ended
(in thousands of US$)	March 31		Growth	Growth
(LC = local currency)	2020	2019	in US$ %	in LC%

Outsourcing & Advisory	$277,290	$258,384	7%	9%
Investment Management	45,825	43,091	6%	7%
Lease Brokerage	164,510	181,783	-10%	-8%
Sales Brokerage	143,003	151,865	-6%	-4%
Total revenues	$630,628	$635,123	-1%	1%

Results of operations – three months ended March 31, 2020

For the three months ended March 31, 2020, revenues were $630.6 million, 1% lower compared to the prior year period (up 1% in local currency). Acquisitions contributed 2% to local currency revenue growth while internally generated revenues were down 1%, primarily due to the initial impact of the COVID-19 pandemic on brokerage operations in the Asia Pacific region and in the other regions toward the end of the quarter.

Operating earnings for the quarter were $18.5 million versus $13.4 million in the prior year period. The operating earnings margin was 2.9% versus 2.1% in the prior year period with the increase attributable to higher contribution from Investment Management and lower costs in the Americas region. Adjusted EBITDA (see “Reconciliation of non-GAAP financial measures” below) for the three month period was $54.5 million, up 25% versus $43.6 million in the prior year quarter. Adjusted EBITDA margin improved by 170 bps to 8.6% as compared to 6.9% in the prior year period.

Depreciation expense was $8.9 million relative to $7.9 million in the prior year period, with the increase attributable to increased investments in office leaseholds and the impact of recent business acquisitions.

Amortization expense was $16.0 million relative to $14.7 million in the prior year period, with the increase attributable mainly to the acquisitions completed in 2019, including that of Synergy Property Development Services (“Synergy”).

Net interest expense for the three month period was $7.6 million, up from $7.2 million in the prior year period, driven primarily by the increased interest on the real estate assets held for sale in connection with the establishment of a new Investment Management fund. The real estate assets, as well as corresponding liabilities, are expected to be transferred to the fund, without gain or loss, during the second quarter of 2020. The average interest rate on debt during the period was 3.1%, versus 3.8% in prior year period with the decline attributable to a decline in floating reference rates.

Consolidated income tax expense for the three month period ended March 31, 2020 was $5.2 million relative to $1.2 million in the prior year period, reflecting effective tax rates of 45% and 18%, respectively. The tax rate during the quarter was impacted by the reversal of a $2.0 million tax benefit recorded in 2019 due to a change in tax law applied retroactively. The tax rate in the comparable prior year period was positively impacted by earnings mix. The effective tax rate for the full year is expected to be 29% to 30%.

Net earnings were $6.5 million, compared to $5.5 million in the prior year period.

Americas region revenues totalled $370.0 million for the first quarter compared to $358.8 million in the prior year quarter, up 3% (up 4% in local currency). Revenue growth was driven by strong increases in Outsourcing & Advisory activity, including property management, project management and valuations, with brokerage down slightly versus the prior year period. Adjusted EBITDA was $31.2 million, versus $26.2 million in the prior year quarter, with margins up on lower costs and operating leverage in Outsourcing & Advisory. GAAP operating earnings were $22.7 million, relative to $16.2 million in the prior year period.

EMEA region revenues totalled $117.1 million for the first quarter compared to $120.5 million in the prior year quarter, down 3% (flat in local currency). Local currency revenues were approximately flat in each service line. Foreign exchange headwinds negatively impacted revenue growth by 3%. Adjusted EBITDA was a loss of $3.6 million, versus a loss of $2.5 million in the prior year period. GAAP operating earnings were a loss of $13.5 million as compared to a loss of $10.1 million in the first quarter of 2019.

Asia Pacific region revenues totalled $97.4 million for the first quarter compared to $112.3 million in the prior year quarter, down 13% (down 9% in local currency), impacted by sharply reduced Sales Brokerage activity in China and the rest of Asia attributable to the pandemic, beginning early in the quarter, partially offset by incremental revenues from the recent Synergy acquisition. Foreign exchange headwinds negatively impacted revenue growth by 4%. Adjusted EBITDA was $5.2 million, down from $10.9 million, on lower revenues and service mix. GAAP operating earnings were $1.2 million, down from $9.2 million in the prior year period.

Investment Management revenues for the first quarter were $45.8 million compared to $43.1 million in the prior year quarter, up 6% (up 7% in local currency). Revenue growth was positively impacted by management fee growth across open and closed-ended alternative asset funds as well as timing of certain European transaction fees, offset by a reduction in passthrough carried interest. Passthrough revenue from historical carried interest represented $2.3 million for the first quarter versus $11.2 million in the prior year quarter. Adjusted EBITDA was $18.4 million relative to $10.2 million in the prior year quarter attributable to significant base management fee growth as well as timing of transaction fees. GAAP operating earnings were $11.8 million in the quarter, versus $3.6 million in the prior year period. Assets under management stood at $35.1 billion as of March 31, 2020, up 31% from $26.7 billion in the first quarter of 2019.

Global corporate results as reported in Adjusted EBITDA were $3.3 million in the first quarter, relative to a loss of $1.3 million in the prior year quarter. First quarter results included foreign exchange gains as well as cost savings from lower incentive compensation accruals. The corporate GAAP operating loss for the quarter was $3.7 million, relative to $5.5 million in the first quarter of 2019.

Summary of quarterly results (unaudited)

The following table sets forth our unaudited quarterly consolidated results of operations data. The information in the table below has been derived from unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any further quarter.

	Q1	Q2	Q3	Q4

Year ended December 31, 2020
Revenues	$630,628
Operating earnings	18,537
Net earnings	6,458
Basic net earnings per common share	0.12
Diluted net earnings per common share	0.11

Year ended December 31, 2019
Revenues	$635,123	$745,517	$736,883	$928,288
Operating earnings	13,397	57,197	48,175	99,428
Net earnings	5,463	35,574	28,672	67,876
Basic net earnings per common share	0.04	0.60	0.75	1.21
Diluted net earnings per common share	0.04	0.60	0.74	1.20

Year ended December 31, 2018
Revenues	$552,473	$667,350	$715,721	$889,883
Operating earnings	15,745	45,569	41,956	98,128
Net earnings	8,541	28,804	25,382	65,847
Basic net earnings per common share	0.13	0.61	0.41	1.34
Diluted net earnings per common share	0.13	0.60	0.41	1.33

Other data
Adjusted EBITDA - 2020	$54,454
Adjusted EBITDA - 2019	43,571	$87,323	$84,262	$144,320
Adjusted EBITDA - 2018	36,140	$69,427	$72,665	$133,203
Adjusted EPS - 2020	0.54
Adjusted EPS - 2019	0.51	1.10	1.04	2.01
Adjusted EPS - 2018	0.45	0.95	0.92	1.77

Impact of COVID-19

The impact of the COVID-19 pandemic, with its combined health toll and sharp decline in global economic output, is unprecedented. In light of this uncertainty, the Company’s working assumption is a 15%-25% reduction in consolidated revenues and a 25%-35% reduction in consolidated Adjusted EBITDA for the full year 2020 (relative to 2019) excluding the impact of acquisitions not yet completed. This working assumption is based on the best available information as at the date of this MD&A and is subject to change based on numerous macroeconomic, health, social, political and related factors - see “Recent developments – risks associated with COVID-19 pandemic”.

Brokerage revenues, which represented approximately 55% of 2019 consolidated revenues and have a highly variable cost structure, are expected to decline sharply in the second quarter with gradual improvements in the third and fourth quarters. This expectation is based in part on the Company’s experience in Asia, where the crisis started early in the first quarter and is currently showing a slow recovery.

Outsourcing & Advisory and Investment Management, which represented approximately 45% of 2019 consolidated revenues, are expected to remain relatively stable for the balance of the year with some variability depending on market conditions.

The Company has taken significant steps to adjust costs to expected revenues across all service lines, including reductions to support, administrative and leadership and related costs. Expenses incurred in connection with these reductions are recorded as restructuring costs. The Company may take further cost reduction measures in the future as required.

As of March 31, 2020, the Company’s leverage ratio expressed in terms of net debt to pro forma Adjusted EBITDA was 1.8x (down from 2.0x from the same quarter in 2019), relative to a maximum of 3.5x permitted under its debt agreements. As of the same date, the Company had $478.0 million of available and unused credit under its committed revolving credit facility which matures in April 2024.

As a result of the changes in the current economic environment related to the COVID-19 pandemic, management has performed asset impairment testing across the Company’s reporting units. Management has concluded that no impairment loss is required to be recognized as of March 31, 2020. The testing considered a range of scenarios, but is subject to significant estimation uncertainty given the factors noted above. If there are future adverse developments, impairment losses may be required to be recognized.

Seasonality and quarterly fluctuations

The Company generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on sales brokerage transactions. Revenues and earnings during the balance of the year are relatively even. Historically, Sales Brokerage operations comprised approximately 25% of consolidated annual revenues. Variations can also be caused by business acquisitions which alter the consolidated service mix.

Liquidity and capital resources

Net cash used in operating activities for the three month period ended March 31, 2020 was $120.0 million, versus $106.2 million used in the prior year period. Adjusting for the cash proceeds generated from the AR Facility as well as collections of the deferred purchase price related to AR Facility, net cash usage from operating activities in the quarter was $97.6 million. Cash flow from operating activities in both periods was impacted by significant working capital usage in our brokerage operations. Our working assumption is a decline in cash flow from operating activities in the second and third quarters of the year relative to the prior year periods in light of the uncertainty related to COVID-19. We believe that cash from operations and other existing resources, including our $1.0 billion multi-currency revolving credit facility (the “Revolving Credit Facility”), will continue to be adequate to satisfy the ongoing working capital needs of the Company.

Capital expenditures for the three month period ended March 31, 2020 were $8.7 million. Capital expenditures for the year ending December 31, 2020 are expected to be $40-$50 million, lower than the previously anticipated range of $65-$75 million, with the decrease primarily attributable to deferrals of investments in office space in major markets.

Net indebtedness as at March 31, 2020 was $638.1 million, versus $496.4 million at December 31, 2019. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. We are in compliance with the covenants contained in our agreement relating to our Revolving Credit Facility and senior unsecured notes as at March 31, 2020 and, based on our working assumption, we expect to remain in compliance with these covenants.

On December 11, 2019, the Company’s Board of Directors declared a semi-annual dividend of $0.05 per share to shareholders of record on December 31, 2019. This dividend amounting to $2.0 million was paid on January 14, 2020.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $163.6 million as at March 31, 2020 (December 31, 2019 - $187.5 million). The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The fair value of contingent consideration recorded on the consolidated balance sheet as at March 31, 2020 was $70.0 million (December 31, 2019 - $85.0 million). The liability recorded on the consolidated balance sheet for the compensatory element of contingent consideration arrangements as at March 31, 2020 was $13.3 million (December 31, 2019 - $23.0 million). The contingent consideration is based on achieving specified earnings levels and is paid or payable after the end of the contingency period, which extends to December 2023. We estimate that approximately 85% of the contingent consideration outstanding as of March 31, 2020 will ultimately be paid.

The following table summarizes our contractual obligations as at March 31, 2020:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$740,631	$3,344	$45	$506,572	$230,670
Interest on long-term debt	104,948	20,738	41,288	27,061	15,861
Finance lease obligations	549	344	205	–	–
Contingent acquisition consideration[1,2]	69,954	7,620	62,230	–	104
Operating leases obligations	389,877	80,841	127,716	85,438	95,882
Purchase commitments[2]	258,837	249,987	8,850	–	–
Co-investment Commitments	17,310	17,310	–	–	–

Total contractual obligations	$1,582,106	$380,184	$240,334	$619,071	$342,517

1.	Contractual obligation expected to be funded from Revolving Credit Facility.
2.	Purchase commitments for 2020 include the acquisitions of Dougherty and Maser.

At March 31, 2020, we had commercial commitments totaling $11.3 million comprised of letters of credit outstanding due to expire within one year.

Redeemable non-controlling interests

In most operations where managers or employees are also non-controlling owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the redeemable non-controlling interests (“RNCI”) at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired their interest, as the case may be.

The total value of the RNCI (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was $324.5 million as of March 31, 2020 (December 31, 2019 - $333.1 million). The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at March 31, 2020, the RNCI recorded on the balance sheet was $349.6 million (December 31, 2019 - $359.2 million). The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares of Colliers. If all RNCI were redeemed in cash, the pro forma estimated dilution to diluted net earnings per share for the three month period ended March 31, 2020 would be $0.02, and the accretion to adjusted EPS would be $0.02.

Reconciliation of non-GAAP financial measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted EPS,” which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income) other than equity earnings from non-consolidated investments; (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items (including transaction costs, contingent acquisition consideration fair value adjustments and contingent acquisition consideration-related compensation expense); (vi) restructuring costs and (vii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended
(in thousands of US$)	March 31
	2020	2019

Net earnings	$6,458	$5,463
Income tax	5,198	1,215
Other income, net	(704)	(501)
Interest expense, net	7,585	7,221
Operating earnings	18,537	13,398
Depreciation and amortization	24,891	22,668
Equity earnings from non-consolidated investments	555	–
Acquisition-related items	2,750	4,635
Restructuring costs	5,468	39
Stock-based compensation expense	2,253	2,831
Adjusted EBITDA	$54,454	$43,571

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) restructuring costs and (v) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended
(in thousands of US$)	March 31
	2020	2019

Net earnings	$6,458	$5,463
Non-controlling interest share of earnings	(3,377)	(1,244)
Amortization of intangible assets	16,013	14,720
Acquisition-related items	2,750	4,635
Restructuring costs	5,468	39
Stock-based compensation expense	2,253	2,831
Income tax on adjustments	(5,805)	(4,004)
Non-controlling interest on adjustments	(2,150)	(2,246)
Adjusted net earnings	$21,610	$20,194

	Three months ended
(in US$)	March 31
	2020	2019

Diluted net earnings per common share	$0.11	$0.04
Non-controlling interest redemption increment	(0.04)	0.07
Amortization of intangible assets, net of tax	0.24	0.23
Acquisition-related items	0.07	0.10
Restructuring costs, net of tax	0.10	–
Stock-based compensation expense, net of tax	0.06	0.07
Adjusted EPS	$0.54	$0.51

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development properties of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

Impact of recently adopted accounting standards

Current Expected Credit Losses

The Company adopted Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments effective January 1, 2020 using the modified retrospective basis recording a cumulative catch-up adjustment to retained earnings. Following adoption of the standard, the Company’s methodology of reserving for Accounts receivable and other receivable-related financial assets, including contract assets has changed. The adoption of the standard has had the impact of accelerating the recognition of credit losses on certain receivables and the Company recognized a non-cash cumulative catch-up adjustment to Retained earnings in the amount of $3.6 million, net of $0.8 million in taxes, on the opening consolidated balance sheet as of January 1, 2020.

Goodwill impairment testing

On January 1, 2020, the Company adopted ASU No. 2017-04, Intangibles – Goodwill and Other: Simplifying the Accounting for Goodwill Impairment to remove Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under this guidance, a goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. Adoption of the ASU simplifies the goodwill impairment testing process for the Company without any direct impact on the financial statements.

Capitalization of implementation costs in relation to hosting arrangements

The Company adopted ASU No. 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40). This ASU aligns the capitalizing of implementation costs incurred in relation to a hosting arrangement with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. It also requires these capitalized costs to be expensed over the term of the hosting arrangement and to the same line as the hosting arrangement. As this ASU clarifies the previously existing ambiguity related to capitalization, it was determined that the guidance under the ASU is consistent with the Company’s existing capitalization process for development costs as relate to hosting arrangements without any impact on the financial statements.

Recently issued accounting guidance, not yet adopted

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. With LIBOR ceasing at the end of 2021, a significant volume of contracts and other arrangements will be impacted by the transition required to alternative reference rates. This ASU provides optional expedients and exceptions to reduce the costs and complexity of applying existing GAAP to contract modifications and hedge accounting if certain criteria are met. The standard is effective from the beginning of an interim period that includes the March 12, 2020 issuance date of the ASU through December 31, 2022. On March 25, 2020, the Alternative Reference Rates Committee (the “ARRC”), which is group of private-market participants convened by the Federal Reserve Board and the New York Fed, reiterated the end of 2021 timeline for the phase out of LIBOR amid the uncertainty surrounding the COVID-19 pandemic. The Company is currently assessing the options available under this ASU and their potential impacts on its consolidated financial statements.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt IFRS. In 2004, in accordance the rules of the CSA, Old FSV elected to report exclusively using US GAAP and further elected not to adopt IFRS on January 1, 2011. Under the rules of the CSA, the Company is permitted to continue preparing financial statements in accordance with US GAAP going forward.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. On April 11, 2017 we entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100.0 million of US dollar denominated debt into a fixed interest rate of 1.897%. In December 2018, the Company entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100.0 million of US dollar denominated debt into a fixed interest rate of 2.7205% plus the applicable margin. Hedge accounting is being applied to these interest rate swaps. Financial instruments involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. If we have financial instruments outstanding and such events occur, our results of operations and financial position may be adversely affected.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial performance or financial condition other than (i) the payments which may be required to be made under the long term arrangement contained in the restated management services agreement with Colliers, Jayset Management CIG Inc. and Jay S. Hennick, (see Note 16 to the Consolidated Financial Statements for a full description) and (ii) the AR Facility. As of March 31, 2020, the Company had drawn $113.8 million under the AR Facility. The AR Facility is recorded as a sale of accounts receivable, and accordingly sold Receivables are derecognized from the consolidated balance sheet. The AR Facility results in a significant decrease to our borrowing costs.

Transactions with related parties

As at March 31, 2020, the Company had $3,097 of loans receivable from non-controlling shareholders (December 31, 2019 - $3,430). The majority of the loans receivable represent amounts assumed in connection with acquisitions and amounts issued to non-controlling interests to finance the sale of non-controlling interests in subsidiaries to senior managers. The loans are of varying principal amounts and interest rates which range from nil to 4.0%. These loans are due on demand or mature on various dates up to 2026, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 38,575,867 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 1,955,250 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

On July 16, 2019, the Company announced a Normal Course Issuer Bid (“NCIB”) effective from July 18, 2019 to July 17, 2020. The Company is entitled to repurchase up to 2,900,000 Subordinate Voting Shares on the open market pursuant to the NCIB. Any shares purchased under the NCIB will be cancelled.

Canadian tax treatment of common share dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal control over financial reporting

During the quarter ended March 31, 2020, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Legal proceedings

Colliers is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.

Spin-off risk

Although the Spin-off is complete, the transaction exposes Colliers to certain ongoing risks. The Spin-off was structured to comply with all the requirements of the public company “butterfly rules” in the Income Tax Act (Canada). However, there are certain requirements of these rules that depend on events occurring after the Spin-off is completed or that may not be within the control of Colliers and/or FirstService. If these requirements are not met, Colliers could be exposed to significant tax liabilities which could have a material effect on the financial position of Colliers. In addition, Colliers has agreed to indemnify FirstService for certain liabilities and obligations related to its business at the time of the Spin-off. These indemnification obligations could be significant. These risks are more fully described in the Management Information Circular of Old FSV dated March 16, 2015, which is available under Colliers’ SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

Recent developments – risks associated with COVID-19 pandemic

We are closely monitoring the impact of the COVID-19 pandemic on all aspects of our business, including how it will impact our clients, employees, and services. We expect that we will be adversely impacted on a global basis in future periods, and we are unable to predict the ultimate impact that it may have on our business, future results of operations, financial position or cash flows. The extent to which our operations may be impacted by the pandemic will depend largely on future developments, which are uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of the outbreak and actions by government authorities to contain the pandemic or treat its impact. Furthermore, the impacts of a potential worsening of global macroeconomic conditions and the continued disruptions to and volatility in the financial markets remain unknown.

Operating during the global pandemic exposes the Company to multiple risks which, individually or in the aggregate, could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows, including following:

•	a reduction in real estate transactions and decreases in expenditure at our clients and therefore a reduction in the demand for the services the Company provides;
•	a decrease in property values and vacancy rates, which could negatively impact sales and leasing commissions;
•	liquidity challenges, including impacts related to delayed customer payments and payment defaults associated with customer liquidity issues and bankruptcies;
•	inability to access capital or financing at favorable terms due to possible adverse effect on our liquidity and financial position; and
•	the occurrence of asset impairment losses.

Further, many of the risks discussed in the “Risk Factors” section of the Company’s Annual Information Form are, and could be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. Given the dynamic nature of these events, the Company cannot reasonably estimate the period of time that the COVID-19 pandemic and related market conditions will persist, the full extent of the impact they will have on our business, financial condition, results of operations or cash flows or the pace or extent of any subsequent recovery. Even after the pandemic and related containment measures subside, we may continue to experience adverse impacts to our business, financial condition and results of operations, the extent of which may be material.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Spin-off risk”, “Recent developments – risks associated with the COVID-19 pandemic” and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form:

•	The COVID-19 pandemic and its related impact on global, regional and local economic conditions, and in particular its impact on client demand for our services, our ability to deliver services and ensure the health and productivity of our employees.
•	Economic conditions, especially as they relate to commercial and consumer credit conditions and business spending, particularly in regions where our operations may be concentrated.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Trends in pricing and risk assumption for commercial real estate services.
•	The effect of significant movements in average cap rates across different property types.
•	A reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect our revenues and operating performance.
•	Competition in the markets served by the Company.
•	The impact of changes in the market value of assets under management on the performance of our Investment Management business.
•	A decline in our ability to attract, recruit and retain talent.
•	A decline in our ability to attract new clients and to retain major clients and renew related contracts.
•	Reliance on subcontractors.
•	Labor shortages or increases in wage and benefit costs.
•	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
•	The effect of increases in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation and health care.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Euro, Canadian dollar, Australian dollar and UK pound sterling denominated revenues and expenses.
•	A decline in our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Disruptions or security failures in our information technology systems.
•	The ability to comply with laws and regulations related to our global operations, including real estate licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.

•	Political conditions, including political instability, elections, referenda, trade policy changes, immigration policy changes and any outbreak or escalation of hostilities or terrorism and the impact thereof on our business.
•	Changes in government laws and policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its anticipated impact on our business. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information about Colliers, including our Annual Information Form for the year ended December 31, 2019, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further information about us can also be obtained at www.colliers.com.